Exhibit 99.1

Autohome Inc. Announces Board Changes

BEIJING, January 12, 2021 – Autohome Inc. (“Autohome” or the “Company”) (NYSE: ATHM), the leading online destination for automobile consumers in China, today announced that Mr. Quan Long has been appointed as the successor to Mr. Min Lu to serve as a director and the chairman of the board of directors of the Company (the “Board”), the chairman of the nominating and corporate governance committee and the compensation committee of the Board, and the chief executive officer of the Company, effective immediately. Mr. Lu retired from his roles in the Company to explore new areas beyond office life.

Before joining Autohome, Mr. Long has held a series of leadership roles within Ping An Insurance (Group) Company of China, Ltd. (HKEX: 2318; SHA: 601318) since he first joined as a salesman in 1998, including as the assistant general manager, vice general manager and general manager of several provincial-level branches of Ping An Property & Casualty Insurance Company of China, Ltd. He has been serving as vice general manager of Ping An Property & Casualty Insurance Company of China, Ltd. since December 2018. In addition, Mr. Long has extensive experience in business management at leading internet companies, such as serving as the assistant general manager of Lufax Holding Ltd (NYSE: LU) in charge of insurance business between October 2015 and January 2017, as the senior director of Ant Group’s insurance business since February 2017, and as the director, general manager and chief executive officer of Cathay Insurance Company Limited between June 2017 and September 2018. The long career in insurance business, especially in the property and casualty insurance segment, has equipped Mr. Long with nuanced understanding and deep insight of the market segments and business operations along the value chain of the automobile industry. Mr. Long received his bachelor’s degree and master’s degree from Wuhan University of Technology.

The Board and the Company are greatly thankful for Mr. Lu’s long-term services and significant contributions to Autohome and wish him the best in his future endeavors. Under Mr. Lu’s leadership, Autohome has successfully grown from a content-led vertical media company to an integrated ecosystem that connects all participants in the auto industry, providing end-to-end products and solutions across the value chain. At the same time, the Board and the Company warmly welcome Mr. Quan Long and are confident that his demonstrated leadership skills, rich experience and deep insight in the internet sector and automobile sector, particularly in respect of the integration of online and offline business, will be of great value to the Company. The Board believes that Mr. Long will continue to drive the Company to the next level of success.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides original generated content, professionally generated content, user-generated content, AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

In China:

Autohome Inc.

Investor Relations

Anita Chen

Tel: +86-10-5985-7483

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com